Mail Stop 0306



May 19, 2005




Mr. Robert S. Gregg
Executive Vice President and Chief Financial Officer
FEI Company
5350 NE Dawson Creek Drive
Hillsboro, Oregon 97124-5793

	RE:	FEI Company
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 8-K dated April 27, 2005
		File No. 0-22780

Dear Mr.Gregg:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






2004 Form 10-K

Financial Statements

Note 1.  Summary of Significant Accounting Policies - Page 54

Marketable Securities - Page 56

1. We see you have significant investments in marketable securities.
We also see you indicate that as of December 31, 2004, fixed maturity securities were reclassified as available-for-sale securities. Given that paragraph 15 of Statement 115 indicates that transfers from the held-to-maturity category should be rare, we believe that in future filings you should provide additional disclosures to explain the reason that such a transfer was appropriate and compliant with Statement 115.

FORM 8-K dated 4/27/2005

2. We note that you refer to the non-GAAP information in Form 8-K as
"pro forma results". Pro forma has a distinct meaning in accounting literature (Article 11 of Regulation S-X) and is not appropriate to describe non-GAAP information. In future filings, please do not use this nomenclature when referring to non-GAAP information.
3. Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(1)(i) to Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June
13, 2003. In future filings, please expand your disclosure to present detailed and specific disclosure of the following for each non-GAAP measure:
* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use the measure; and
* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.
Please note your future disclosures should not be generic or cookie-cutter.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

							Sincerely,


							Jay Webb
							Reviewing Accountant

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Robert S. Gregg
FEI Company
May 19, 2005
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